UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Environmental Power Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29406-L-10-2

(CUSIP Number)

Scott E. Pueschel, Esq.

Pierce Atwood

One New Hampshire Avenue, Suite 350

Portsmouth, NH 03801

(603)433-6300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

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CUSIP NO. 29406-L-10-2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph E. Cresci

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,232,385 8. SHARED VOTING POWER 59,730 9. SOLE DISPOSITIVE POWER 5,232,385 10. SHARED DISPOSITIVE POWER 59,730

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,292,115

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%

14.	TYPE OF REPORTING PERSON (See Instruction) IN

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CUSIP NO. 29406-L-10-2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph E. Cresci, Trustee of the Joseph E. Cresci Revocable Trust U/T/A dated April 3, 1996

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,643,618 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 3,643,618 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,643,618

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%

14.	TYPE OF REPORTING PERSON (See Instruction) 00 (Trust)

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CUSIP NO. 29406-L-10-2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Cresci Family Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 1,000,000 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%

14.	TYPE OF REPORTING PERSON (See Instruction) PN

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Item 1.    Security and Issuer

Common Stock, $.01 par value per share of Environmental Power Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is One Cate Street, 4th Floor, Portsmouth, NH 03801.

Item 2.    Identity and Background

(a)	The persons (the “Reporting Persons”) filing this Amendment No. 8 to Schedule 13D are Joseph E. Cresci, individually and as Trustee of the Joseph E. Cresci Revocable Trust U/T/A/ dated April 3, 1996 (the “Trust”) and The Cresci Family Limited Partnership (the “Family Partnership”).

(b)	The address of each Reporting Person is c/o Environmental Power Corporation, One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801.

(c)	Mr. Cresci is Chairman of Environmental Power Corporation, One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801. The Company’s principal business is environmentally sound power generation. The Trust is a revocable trust created by Mr. Cresci for the benefit of members of his family. The Family Partnership is a limited partnership of which Mr. Cresci is the general partner and members of his family are limited partners. The business of the Family Partnership is to engage in investment activities.

(d)	Criminal proceedings – None.

(e)	Civil proceedings – None.

(f)	Mr. Cresci is a citizen of the United States. The Trust is organized under New Hampshire law. The Family Partnership is a New Hampshire limited partnership.

Item 3.    Source and Amount of Funds or Other Consideration

Mr. Cresci acquired a total of 388,767 shares of the Company’s Common Stock in two private transactions on July 15, 2003 and July 16, 2003 for an aggregate purchase price of $99,983.07, paid out of personal funds. As a result of these transactions, when taken together, Mr. Cresci’s aggregate beneficial ownership of the Company’s Common Stock increased by more than 1% of the outstanding Common Stock as of such date.

Item 4.    Purpose of Transaction

Mr. Cresci acquired the shares of Common Stock described above for investment purposes.

Item 5.    Interest in Securities of the Issuer

(a)	Mr. Cresci may be deemed to own beneficially 5,292,115 shares of Common Stock as of July 16, 2003, which includes (i) 3,643,618 shares held by the Trust, of which Mr. Cresci is the Trustee, (ii) 1,000,000 shares held by a voting trust (evidenced by voting trust certificates held by the Family Partnership, of which Mr. Cresci is the general partner) (the “Voting Trust”) and (iii) 59,730 shares of Common Stock held by the Joseph J. Cresci and Mildred E. Cresci Trust U/T/A dated December 28, 1978 for the benefit of Mr. Cresci and his issue, of which Mr. Cresci is both a trustee and a beneficiary. The 5,292,115 shares of Common Stock beneficially owned by Mr. Cresci does not include 20,000 shares of Common Stock owned by Mr. Cresci’s wife, as to which Mr. Cresci disclaims beneficial ownership. The shares of Common Stock beneficially owned by Mr. Cresci, the Trust and the Family Partnership represent 22.7%, 15.6% and 4.3%, respectively, of the issued and outstanding shares of Common Stock of the Company as of July 16, 2003 (based on 23,303,279 shares outstanding as of such date).

Each of James F. Powers, as trustee of the Voting Trust with voting power, and the Family Partnership, with dispositive power, may be deemed to beneficially own the 1,000,000 shares of Common Stock held in the Voting Trust. Each of Mr. Powers, as trustee of the Voting Trust, and the Family Partnership are no longer the beneficial owners of 5% or more of the Company’s outstanding Common Stock.

The Trust hereby disclaims beneficial ownership of the shares of Common Stock held by Mr. Cresci individually and by the Family Partnership. The Family Partnership hereby disclaims beneficial ownership of the shares of Common Stock held by Mr. Cresci individually and by the Trust.

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(b)	The number of shares as to which each Reporting Person may be deemed to have (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of and (iv) shared power to dispose or to direct the disposition of is set forth in the cover pages to this Amendment and such information is incorporated herein by reference.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1 – Agreement of the Reporting Persons relating to the filing of this Amendment No. 8 to Schedule 13D.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                July 24, 2003

                                     (Date)

/s/    Joseph E. Cresci

Joseph E. Cresci

THE JOSEPH E. CRESCI REVOCABLE TRUST

U/T/A DATED APRIL 3, 1996

By:    /s/    Joseph E. Cresci

Joseph E. Cresci, Trustee

THE CRESCI FAMILY LIMITED PARTNERSHIP

By:    /s/    Joseph E. Cresci

Joseph E. Cresci, General Partner

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